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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 2 )


                          BLC FINANCIAL SERVICES, INC.
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                                (Name of Issuer)

             COMMON STOCK                                   055 490 10 6
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    (Title of class of securities)                         (CUSIP number)


                             ROBERT F. TANNENHAUSER
                           BUSINESS LOAN CENTER, INC.
                               645 MADISON AVENUE
                               NEW YORK, NY 10022
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                  MARCH 8, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper form, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))


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NYFS12...:\99\26799\0004\1898\SCH4178X.26B

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CUSIP No.               055 490 10 6                        13D                  Page 2 of 6
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      1        NAME OF REPORTING PERSON:                 RICHARD BLANCK

               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            00

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   439,337
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 2,786,794
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              439,337
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            2,786,794

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               3,226,131
               REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         16.66%

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     14        TYPE OF REPORTING PERSON:                 IN

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ITEM 1. SECURITY AND ISSUER.

                  This Statement constitutes Amendment No. 2 to the Statement on
            Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") with respect to the common stock, $.01 par value (the "Common Stock"), of BLC Financial Services, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 645 Madison Avenue, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

            Names of Reporting Persons:
            ---------------------------
            Richard Blanck

            Address of Reporting Person:
            ----------------------------
            c/o Business Loan Center, Inc.
            645 Madison Avenue
            New York, New York 10022

            Employment Information of Reporting Person:
            -------------------------------------------
            Richard Blanck is a physician.

            Criminal Proceeding:
            --------------------
                  The Reporting Person has not been convicted in a criminal
            proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            Civil Proceeding:
            -----------------
                  The Reporting Person has not been a party to a civil
            proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

            Citizenship of Reporting Persons:
            ---------------------------------
            United States of America



                                Page 3 of 6 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Person issued an 18-month term note at 5% in the principal amount of $133,333.20 to Futuronics Corporation to acquire from Futuronics Corporation the Warrants and Convertible Debenture to which this Statement relates. See Item 5(c).

ITEM 4. PURPOSE OF TRANSACTION.

            The acquisition was made for investment purposes only.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Person beneficially owns (i) 107,168 shares owned directly by Richard Blanck, (ii) 190,502 shares deemed owned by Richard Blanck as custodian for his two children, (iii) 176,830 shares owned by a Trust created under the Will of Albert Blanck, under which Richard Blanck is a Trustee and Beneficiary, (iv) 2,609,964 shares owned by Futuronics Corporation of which Richard Blanck is an officer and director, (v) 83,333 shares that may be acquired upon the exercise of Warrants by Richard Blanck as custodian for his two children, (vi) 25,000 shares that may be acquired upon the conversion of a debenture by Richard Blanck and
            (vii) 33,334 shares that may be acquired upon the conversion of a debenture by Richard Blanck as custodian for his four children.

                  (b) The Reporting Person has shared voting and dispositive power with respect to 2,786,794 shares of Common Stock. The Reporting Person has sole voting and dispositive power with respect to 439,337 shares of Common Stock.

                  (c) On March 8, 1998, the Reporting Person acquired from
            Futuronics Corporation (i) 83,334 Warrants at $.35 per Warrant (exercisable at $.65 per Warrant), (ii) 83,334 Warrants at $.45 per Warrant (exercisable at $.55 per Warrant) and (iii) a $66,666 Convertible Debenture (convertible at $2.00 per share).

                        On March 18, 1998, the Reporting Person exercised
            Warrants to purchase 83,334 shares of Common Stock at a price of $.55 per Warrant.




                                   Page 4 of 6 Pages

                  (d) Others with right to receive or power to direct the
            receipt of dividends from, or proceeds from, the sale of securities:
            None.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

            Not applicable.



                                   Page 5 of 6 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 26, 1998


                                                /s/ Richard Blanck
                                                ---------------------------
                                                Richard Blanck







                                   Page 6 of 6 Pages